GREAT SOUTHERN BANCORP, INC.
1451 East Battlefield
Springfield, Missouri 65804

July 5, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great Southern Bancorp, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-176871)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Great Southern Bancorp, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-176871), together with all exhibits thereto (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2011.
The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.  The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that all of the outstanding securities of the Company included on the Registration Statement, which consist of 57,943 shares of the Company’s Senior Non-Cumulative Perpetual Preferred Stock, Series A issued to the U.S. Department of the Treasury (“Treasury”) in connection with Treasury’s Small Business Lending Fund program, were redeemed by the Company on December 15, 2015.  As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.
Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Great Southern Bancorp, Inc., 1451 East Battlefield, Springfield, Missouri 65804, or by e-mail at rcopeland@greatsouthernbank.com, with a copy to the Company’s counsel, Silver, Freedman, Taff & Tiernan LLP, 3299 K Street, N.W., Suite 100, Washington, D.C. 20007, attention Craig M. Scheer, P.C., or by e-mail at cscheer@sfttlaw.com.
If you have any questions with respect to this matter, please do not hesitate to contact Mr. Scheer at (202) 295-4525 or Martin L. Meyrowitz, P.C. at (202) 295-4527.
Sincerely,

/s/ Rex A. Copeland

Rex A. Copeland
Treasurer

cc:	Martin L. Meyrowitz, P.C.
Craig M. Scheer, P.C.